UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

CROCS, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options To Purchase Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

227046109

(CUSIP Number of Common Stock Underlying Class of Securities)

Erik Rebich, Esq.

General Counsel and Secretary

Crocs, Inc.

6328 Monarch Park Place

Niwot, Colorado 80503

(303) 848-7000

(Name, Address and Telephone Numbers of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Nathaniel G. Ford, Esq.

Jason Day, Esq.

Faegre & Benson LLP

3200 Wells Fargo Center

1700 Lincoln Street

Denver, Colorado 80203

(303) 607-3500

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$314,323	$17.54

* Calculated solely for purposes of determining the filing fee.  The calculation of the transaction valuation assumes that all options to purchase 5,081,823 shares of common stock that are eligible to participate in this offer will be purchased by the issuer.  These options have an aggregate value of $314,323 calculated based on a Black-Scholes option pricing model. The actual transaction value will be based on the number of options tendered, if any, which may result in a lower aggregate amount.

**The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 5 for fiscal year 2009, equals $55.80 per million dollars of the transaction value.

☐   Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☐   Check the box if the filing  relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐  third-party tender offer subject to Rule 14d-1.

☒  issuer tender offer subject to Rule 13e-4.

☐  going-private transaction subject to Rule 13e-3.

☐  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Item 1.                  Summary Term Sheet.

The information set forth in the Offer to Purchase for Cash Outstanding Stock Options with an Exercise Price Equal to or Greater than $10.50, filed as Exhibit (a)(1) hereto (the “Offering Document”), under the “Summary Term Sheet” section, is incorporated herein by reference.

Item 2.                  Subject Company Information.

(a)           Name and Address.  The name of the issuer is Crocs, Inc., a Delaware corporation (the “Company”).  The Company’s principal executive office is located at 6328 Monarch Park Place, Niwot, Colorado 80503 and the telephone number of its principal executive office is (303) 848-7000.

(b)           Securities.  The information set forth in the Offering Document under Section 1 (“Eligibility; Eligible Options; Expiration Date”) is incorporated herein by reference.

(c)           Trading Market and Price.  The information set forth in the Offering Document under Section 9 (“Price Range of Common Stock”) is incorporated herein by reference.

Item 3.                  Identity and Background of Filing Person.

(a)           Name and Address.  The Company is both the filing person and the subject company.  The information set forth under Item 2(a) above and in the Offering Document under Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Eligible Options”) and Schedule B of the Offering Document (“Information Concerning Our Executive Officers and Directors”), is incorporated herein by reference.

Item 4.                  Terms of the Transaction.

(a)           Material Terms.  The information set forth in the Offering Document under the “Summary Term Sheet” section, the “Risk Factors” section, Section 1 (“Eligibility; Eligible Options; Expiration Date”), Section 3 (“Amount of Payment; Valuation of Eligible Options”), Section 4 (“Procedures for Tendering Eligible Options”), Section 5 (“Withdrawal Rights; Change in Election”), Section 6 (“Acceptance of and Payment for Eligible Options; Delivery of Cash Payment”), Section 7 (“Extension of Offer; Termination; Amendment; Subsequent Offering Period”), Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Eligible Options”), Section 11 (“Source of Funds; Status of Eligible Options Tendered in the Offer; Accounting Consequences of the Offer”), Section 12 (“Certain U.S. Federal Income Tax Consequences”) and Schedule A (“Cash Payment for Each Eligible Option”) is incorporated herein by reference.

(b)           Purchases.  The information set forth in the Offering Document under Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Eligible Options”) and Schedule B (“Information Concerning Our Executive Officers and Directors”) is incorporated herein by reference.

Item 5.                  Past Contracts, Transactions, Negotiations and Agreements.

(e)           Arrangements Involving the Subject Company’s Securities.  The information set forth in the Offering Document under Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Eligible Options”), Schedule C (“Stock Option Transactions by our Executive Officers and Directors”) and Section 17 (“Corporate Plans, Proposals and Negotiations”) is incorporated herein by reference.

Item 6.                  Purposes of the Transaction and Plans or Proposals.

(a)           Purposes.  The information set forth in the Offering Document under Section 2 (“Purpose of the Offer”) is incorporated herein by reference.

(b)           Use of Securities Acquired.  The information set forth in the Offering Document under Section 2 (“Purpose of the Offer”), Section 4 (“Procedures for Tendering Eligible Options”) and Section 6 (“Acceptance of and Payment for Eligible Options; Delivery of Cash Payment”) is incorporated herein by reference.

(c)           Plans.  The information set forth in the Offering Document under Section 17 (“Corporate Plans, Proposals and Negotiations”) is incorporated herein by reference.

Item 7.                  Source and Amount of Funds or Other Consideration.

(a)           Source of Funds.  The information set forth in the Offering Document under Section 11 (“Source of Funds; Status of Eligible Options Tendered in the Offer; Accounting Consequences of the Offer”) is incorporated herein by reference.

(b)           Conditions.  Not applicable.

(d)           Borrowed Funds.  Not applicable.

Item 8.                  Interest in Securities of the Subject Company.

(a)           Securities Ownership.  The information set forth in the Offering Document under Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Eligible Options”) and Schedule B (“Information Concerning Our Executive Officers and Directors”) is incorporated herein by reference.

(b)           Securities Transactions.  The information set forth in the Offering Document under Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Eligible Options”) and Schedule C (“Stock Option Transactions by our Executive Officers and Directors”) is incorporated herein by reference.

Item 9.                  Persons/Assets, Retained, Employed, Compensated or Used.

(a)           Solicitations or Recommendations.  The Company has not directly or indirectly employed, retained or compensated any person to make solicitations or recommendations in connection with the tender offer.

Item 10.                Financial Statements.

(a)           Financial Information.  Not applicable.

(b)           Pro Forma Information.  Not applicable.

Item 11.                Additional Information.

(a)           Agreements, Regulatory Requirements and Legal Proceedings.  The information set forth in the Offering Document under Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Eligible Options”) and Section 14 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(b)           Other Material Information.  None.

Item 12.                Exhibits.

Exhibit Number	Description
(a)(1)	Offer to Purchase for Cash Outstanding Employee Stock Options with an Exercise Price Equal to or Greater than $10.50, dated April 2, 2009.
(a)(2)	Form Email to Eligible Employees Announcing the Tender Offer.
(a)(3)	Form Email to Eligible Employees Distributing Personalized Statements.
(a)(4)	Form Cover Letter to Eligible Employees Distributing Personalized Statements.
(a)(5)	Form of Election Form.
(a)(6)	Form of Withdrawal Notice.
(a)(7)	Form of Personal Statement.
(a)(8)	Form of Cash Payment Statement.
(a)(9)	Form of Reminder Email to Eligible Employees.
(a)(10)	Press Release dated April 2, 2009.
(a)(11)	Employee Meeting Presentation.
(a)(12)	Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed with the Securities and Exchange Commission on March 17, 2009 (incorporated herein by reference).
(a)(13)

Definitive Proxy Statement on Schedule 14A for our 2008 Annual Meeting of Shareholders, filed with the Securities and Exchange Commission on April 29, 2008, as amended on May 6, 2008 (incorporated herein by reference).

(a)(14)	Current Report on Form 8-K filed with the Securities and Exchange Commission on February 13, 2009 (incorporated herein by reference).
(a)(15)	Current Report on Form 8-K filed with the Securities and Exchange Commission on February 17, 2009 (incorporated herein by reference).
(a)(16)	Current Report on Form 8-K filed with the Securities and Exchange Commission on March 2, 2009 (incorporated herein by reference).
(a)(17)	Current Report on Form 8-K filed with the Securities and Exchange Commission on March 20, 2009 (incorporated herein by reference).
(a)(18)	Current Report on Form 8-K filed with the Securities and Exchange Commission on March 31, 2009 (incorporated herein by reference).
(b)	Not applicable.
(d)(1)	Crocs, Inc. 2005 Equity Incentive Plan (Incorporated herein by reference to Exhibit 10.2 to Crocs, Inc.’s Registration Statement on Form S-1, filed on August 15, 2005 (File No. 333-127526)).
(d)(2)	Crocs, Inc. 2007 Equity Incentive Plan (Incorporated herein by reference to Exhibit 10.2 to Crocs, Inc.’s Current Report on Form 8-K, filed on July 12, 2007 (File No. 000-51754)).
(g)	Not applicable.
(h)	Not applicable.

Item 13.                 Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CROCS, INC.

Date: April 2, 2009	By:	/s/ Russell C. Hammer
Russell C. Hammer
Chief Financial Officer, Senior Vice President - Finance and Treasurer

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)	Offer to Purchase for Cash Outstanding Employee Stock Options with an Exercise Price Equal to or Greater than $10.50, dated April 2, 2009.
(a)(2)	Form Email to Eligible Employees Announcing the Tender Offer.
(a)(3)	Form Email to Eligible Employees Distributing Personalized Statements.
(a)(4)	Form Cover Letter to Eligible Employees Distributing Personalized Statements.
(a)(5)	Form of Election Form.
(a)(6)	Form of Withdrawal Notice.
(a)(7)	Form of Personal Statement.
(a)(8)	Form of Cash Payment Statement.
(a)(9)	Form of Reminder Email to Eligible Employees.
(a)(10)	Press Release dated April 2, 2009.
(a)(11)	Employee Meeting Presentation.
(a)(12)	Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed with the Securities and Exchange Commission on March 17, 2009 (incorporated herein by reference).
(a)(13)

Definitive Proxy Statement on Schedule 14A for our 2008 Annual Meeting of Shareholders, filed with the Securities and Exchange Commission on April 29, 2008, as amended on May 6, 2008 (incorporated herein by reference).

(a)(14)	Current Report on Form 8-K filed with the Securities and Exchange Commission on February 13, 2009 (incorporated herein by reference).
(a)(15)	Current Report on Form 8-K filed with the Securities and Exchange Commission on February 17, 2009 (incorporated herein by reference).
(a)(16)	Current Report on Form 8-K filed with the Securities and Exchange Commission on March 2, 2009 (incorporated herein by reference).
(a)(17)	Current Report on Form 8-K filed with the Securities and Exchange Commission on March 20, 2009 (incorporated herein by reference).
(a)(18)	Current Report on Form 8-K filed with the Securities and Exchange Commission on March 31, 2009 (incorporated herein by reference).
(b)	Not applicable.
(d)(1)	Crocs, Inc. 2005 Equity Incentive Plan (Incorporated herein by reference to Exhibit 10.2 to Crocs, Inc.’s Registration Statement on Form S-1, filed on August 15, 2005 (File No. 333-127526)).
(d)(2)	Crocs, Inc. 2007 Equity Incentive Plan (Incorporated herein by reference to Exhibit 10.2 to Crocs, Inc.’s Current Report on Form 8-K, filed on July 12, 2007 (File No. 000-51754)).
(g)	Not applicable.
(h)	Not applicable.